Exhibit 99.1

Catalyst Paper begins search for head of Sales & Marketing

RICHMOND, BC, Dec. 6, 2013 /CNW/ - Catalyst Paper (TSX:CYT) announced today that Tom Crowley is no longer with the company and a search will begin immediately for a new leader of the Sales and Marketing function.

"We are continuing to align the organization structure with our focus on operational efficiency and our production base in British Columbia," said Joe Nemeth, President and Chief Executive Officer. "Customers can expect our attention to product quality, service excellence and timely delivery to remain clear and constant throughout this transition process."

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Media:
Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 08:15e 06-DEC-13